[ING FUNDS LOGO]

June 22, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Prime Rate Trust
(File Nos. 333-180973/180985; 811-05410)

Dear Mr. Thompson:

This letter responds to comments provided by the Securities and Exchange Commission (the “SEC”) and its Staff to Jay Stamper and Kristen Freeman on June 19, 2012, for the initial registration statements on Form N-2 for ING Prime Rate Trust (“Registrant” or “Fund”) filed on April 26, 2012. Our summary of the comments made to the Prospectuses and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.             Comment:              The Staff noted that in the section entitled “Preferred Shares,” found on page 2 of the Prospectus, the third paragraph states “In each case, the holders of Common Shares voting separately as a class will elect the remaining trustee.”  The Staff believes that this statement is a violation of Section 18(i) of the Investment Company Act of 1940. Therefore, the Staff requested that the Registrant revise or omit this statement.  The Registrant responded to the Staff’s comment on June 8, 2012, and the Staff subsequently replied to the Registrant’s response requesting that the disclosure be removed from the Prospectus.

Response:             The Registrant has removed the disclosure as requested.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

June 22, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Prime Rate Trust
(File Nos. 333-180973/180985; 811-05410)

Dear Mr. Thompson:

ING Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP